UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
May 31, 2023
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG
 (Registrant)
Date: May 31, 2023
By:
/s/ David Wildermuth
David Wildermuth
Chief Risk Officer
By:
/s/ Dixit Joshi
Dixit Joshi
Chief Financial Officer

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse Group, “Credit Suisse,” the “Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term the “Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries. We use the term the “Bank parent company” when we are referring only to the standalone parent entity Credit Suisse AG. Abbreviations are explained in the List of abbreviations in the back of this report. Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report. In various tables, use of “–” indicates not meaningful or not applicable. Rounding differences may occur.

Pillar 3 and regulatory disclosures 1Q23
Credit Suisse Group AG

Introduction
Swiss capital requirements
Risk-weighted assets
Additional regulatory disclosures
List of abbreviations
Cautionary statement regarding forward-looking information

Introduction
General
This report as of March 31, 2023 is based on the Circular 2016/1 “Disclosure – banks” (FINMA circular) issued by the Swiss Financial Market Supervisory Authority FINMA (FINMA).
This report is produced and published quarterly, in accordance with FINMA requirements. The reporting frequency for each disclosure requirement is either annual, semi-annual or quarterly. This document should be read in conjunction with the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 4Q22, the Credit Suisse Annual Report 2022 and the Credit Suisse Earnings Release 1Q23, which include important information on regulatory capital and risk management (specific references have been made herein to these documents) and regulatory developments and proposals.
Credit Suisse Group is the highest consolidated entity to which the FINMA circular applies.
These disclosures were verified and approved internally in line with our board-approved policy on disclosure controls and procedures. The level of internal control processes for these disclosures is similar to those applied to the Group’s quarterly and annual financial reports. This report has not been audited by the Group’s external auditors.
For certain prescribed table formats where line items have zero balances, such line items have not been presented.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features of regulatory capital instruments and total loss-absorbing capacity (TLAC)-eligible instruments that form part of the eligible capital base and TLAC resources, global systemically important bank (G-SIB) financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
Regulatory developments
In November 2022, the Swiss Federal Council enacted the revised Bank Law and the revised Banking Ordinance, as well as certain other revised ordinances, effective as of January 1, 2023. Among other things, the revision included certain amendments to the Banking Ordinance and the Capital Adequacy Ordinance under which the rebate system on certain capital requirements is replaced by an incentive system. As of January 1, 2023, in accordance with the revised Capital Adequacy Ordinance, the former rebates for resolvability are not applicable and the gone concern capital requirements for the Group and the Bank are reduced from 100% to 75% of the going concern capital requirements, including applicable surcharge requirements for the Group’s market share and leverage exposure, subject to a floor of 10% for the risk-weighted assets (RWA) ratio and 3.75% for the leverage ratio. This results in a gone concern requirement of 10.185% for the RWA ratio and 3.75% for the leverage ratio. Going forward, FINMA will have the ability to impose additional requirements if resolvability criteria are not met. Systemically important banks operating internationally must submit the documentation on the measures prepared or implemented to meet the resolvability criteria for the first time by the end of June 2024. Accordingly, higher gone concern requirements could be imposed by FINMA after such submission.
Other developments
On March 19, 2023, the Group and UBS Group AG entered into a merger agreement following the intervention of the Swiss Federal Department of Finance, the Swiss National Bank and FINMA.
> Refer to “Credit Suisse and UBS to merge” in Credit Suisse – Other information in the Credit Suisse Earnings Release 1Q23 for further information.
In addition, FINMA ordered that the Group’s outstanding amount of additional tier 1 capital notes of nominal value of approximately CHF 16 billion and a fair value of approximately CHF 15 billion be written down to zero. This led to a corresponding gain recognized in 1Q23 of CHF 15,007 million.

Swiss capital requirements
FINMA requires the Group to comply fully with the special requirements for systemically important financial institutions operating internationally. The following tables present the Swiss capital and leverage requirements and metrics as required by FINMA.
> Refer to “Swiss requirements” (pages 116 to 118) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Regulatory framework and “Swiss metrics” (pages 125 to 126) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2022 for further information on general Swiss requirements and the related metrics.
Swiss capital requirements and metrics
end of 1Q23	CHF million	in % of RWA
Swiss risk-weighted assets
Swiss risk-weighted assets	243,826	–
Risk-based capital requirements (going-concern) based on Swiss capital ratios
Total [1]	35,820	14.69
of which CET1: minimum	10,972	4.5
of which CET1: buffer	11,655	4.78
of which CET1: countercyclical buffers	884	0.363
of which additional tier 1: minimum	8,534	3.5
of which additional tier 1: buffer	1,951	0.8
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital	49,401	20.3
of which CET1 capital [2]	49,401	20.3
Risk-based requirements for additional total loss-absorbing capacity (gone-concern) based on Swiss capital ratios
Total according to size and market share [3]	24,834	10.185
Total, net	24,834	10.185
Eligible additional total loss-absorbing capacity (gone-concern)
Total	48,486	19.9
of which bail-in instruments [4]	48,486	19.9
1
The total requirement includes the FINMA Pillar 2 capital add-on of CHF 1,825 million relating to the supply chain finance funds matter. This Pillar 2 capital add-on equates to an additional Swiss CET1 capital ratio requirement of 75 basis points.

2 Excludes CET1 capital that is used to fulfill gone-concern requirements.
3 Consists of 75% of a base requirement of 12.86% and a surcharge of 0.72%, subject to a floor of 10%.
4
Includes instruments issued, which are eligible as gone-concern capacity, where the Group used the proceeds of CHF 7,004 million to reduce an exposure that Credit Suisse AG has from providing net senior funding to the Group. As of the end of 1Q23, the Group had a net funding liability against Credit Suisse AG of CHF 170 million, resulting from existing net senior funding provided by Credit Suisse AG to the Group of CHF 2'330 million offset by CHF 2'160 million of funding provided by the Group to Credit Suisse AG.

Swiss leverage requirements and metrics
end of 1Q23	CHF million	in % of LRD
Leverage exposure
Leverage ratio denominator	653,047	–
Unweighted capital requirements (going-concern) based on Swiss leverage ratio
Total [1]	32,844	5.029
of which CET1: minimum	9,796	1.5
of which CET1: buffer	11,428	1.75
of which additional tier 1: minimum	9,796	1.5
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital	49,401	7.6
of which CET1 capital [2]	49,401	7.6
Unweighted requirements for additional total loss-absorbing capacity (gone-concern) based on the Swiss leverage ratio
Total according to size and market share [3]	24,489	3.75
Total, net	24,489	3.75
Eligible additional total loss-absorbing capacity (gone-concern)
Total	48,486	7.4
of which bail-in instruments [4]	48,486	7.4
1
The total requirement includes the FINMA Pillar 2 capital add-on of CHF 1,825 million relating to the supply chain finance funds matter. This Pillar 2 capital add-on equates to an additional Swiss CET1 leverage ratio requirement of 28 basis points.

2 Excludes CET1 capital that is used to fulfill gone-concern requirements.
3 Consists of 75% of a base requirement of 4.5% and a surcharge of 0.25%, subject to a floor of 3.75%.
4
Includes instruments issued, which are eligible as gone-concern capacity, where the Group used the proceeds of CHF 7,004 million to reduce an exposure that Credit Suisse AG has from providing net senior funding to the Group. As of the end of 1Q23, the Group had a net funding liability against Credit Suisse AG of CHF 170 million, resulting from existing net senior funding provided by Credit Suisse AG to the Group of CHF 2'330 million offset by CHF 2'160 million of funding provided by the Group to Credit Suisse AG.

Risk-weighted assets
Overview
With the adoption of the revised FINMA circular, RWA presented in this report, including prior period comparisons, are based on the Swiss capital requirements.
> Refer to “Swiss requirements” (pages 116 to 118) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Regulatory framework in the Credit Suisse Annual Report 2022 for further information on Swiss capital requirements.
The following table provides an overview of total Swiss RWA forming the denominator of the risk-based capital requirements.
RWA of CHF 243.8 billion as of the end of 1Q23 decreased 3% compared to CHF 251.0 billion as of the end of 4Q22, mainly due to movements in risk levels and a negative foreign exchange impact. The movements in risk levels were primarily due to reduced secured financing, securitizations and derivatives exposures in credit risk and de-risking of our securitized products portfolio in market risk, primarily in the Capital Release Unit.
RWA flow statements for credit risk, counterparty credit risk (CCR) and market risk are presented below.
OV1 – Overview of Swiss risk-weighted assets and capital requirements
	Risk-weighted assets		Capital requirement	[1]
end of	1Q23	4Q22	1Q23
CHF million
Credit risk (excluding counterparty credit risk)	121,597	120,369	9,728
of which standardized approach (SA)	28,241	26,974	2,259
of which supervisory slotting approach	3,459	3,703	277
of which advanced internal ratings-based (A-IRB) approach	89,897	89,692	7,192
Counterparty credit risk	8,291	10,147	664
of which standardized approach for counterparty credit risk (SA-CCR)	1,694	1,970	136
of which internal model method (IMM)	5,801	7,518	464
of which other counterparty credit risk [2]	796	659	64
Credit valuation adjustments (CVA)	3,039	3,301	243
Equity positions in the banking book under the simple risk weight approach	3,511	3,775	281
Equity investments in funds - look-through approach	2,124	2,181	170
Equity investments in funds - mandate-based approach	11	11	1
Equity investments in funds - fall-back approach	716	671	57
Settlement risk	381	422	30
Securitization exposures in the banking book	12,781	13,282	1,022
of which securitization internal ratings-based approach (SEC-IRBA)	7,441	7,431	595
of which securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	877	922	70
of which securitization standardized approach (SEC-SA)	4,463	4,929	357
Market risk	11,262	15,025	901
of which standardized approach (SA)	1,406	1,802	112
of which internal models approach (IMA)	9,856	13,223	789
Operational risk (AMA)	73,031	74,500	5,842
Amounts below the thresholds for deduction (subject to 250% risk weight)	7,082	7,279	567
Total	243,826	250,963	19,506
1 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding capital conservation buffer and G-SIB buffer requirements.
2 Includes RWA for contributions to the default fund of a central counterparty and loans hedged by centrally cleared CDS.

Risk-weighted assets flow statements
Credit risk and counterparty credit risk
The following table presents the definitions of the RWA flow statements components for credit risk and CCR.
Definition of risk-weighted assets movement components related to credit risk and CCR
Description	Definition
Asset size	Represents changes on the portfolio size arising in the ordinary course of business (including new businesses). Asset size also includes movements arising from the application of the comprehensive approach with regard to the treatment of financial collateral
Asset quality/credit quality of counterparties	Represents changes in average risk weighting across credit risk classes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Credit risk RWA movements
The following table presents the 1Q23 flow statement explaining the variations in the credit risk RWA determined under an internal ratings-based (IRB) approach.
CR8 – Risk-weighted assets flow statements of credit risk exposures under IRB
1Q23
CHF million
Risk-weighted assets at beginning of period	93,395
Asset size	(1,055)
Asset quality	(409)
Model and parameter updates	1,789
Foreign exchange impact	(364)
Risk-weighted assets at end of period	93,356
Includes RWA related to the A-IRB approach and supervisory slotting approach.
Credit risk RWA under IRB of CHF 93.4 billion were stable compared to the end of 4Q22. This was primarily driven by decrease in movement in asset size risk levels, a negative foreign exchange impact and further due to improvement in book quality. These reductions were offset by an increase in model and parameter updates mainly reflecting the last phase-in of regulatory buffer as per FINMA approval of retail to corporate treatment and the income producing real estate model update for private and corporate clients.
Counterparty credit risk RWA movements
The following table presents the 1Q23 flow statement explaining the variations in the CCR RWA determined under the internal model method (IMM) for CCR (derivatives and SFTs).
CCR7 – Risk-weighted assets flow statements of CCR exposures under IMM
1Q23
CHF million
Risk-weighted assets at beginning of period	7,518
Asset size	(1,539)
Credit quality of counterparties	22
Model and parameter updates	(118)
Foreign exchange impact	(82)
Risk-weighted assets at end of period	5,801
CCR RWA under IMM decreased CHF 1.7 billion to CHF 5.8 billion compared to the end of 4Q22, primarily driven by decreases in asset size risk levels attributable to the expiration of trades and exposures reductions across over-the-counter derivatives and securities financing business. Further reduction was created by the negative foreign exchange impact, mainly due to the US dollar depreciating 1.33% over the quarter against the Swiss franc.

Market risk
The following table presents the definitions of the RWA flow statements components for market risk.
Definitions of risk-weighted assets movement components related to market risk
Description	Definition
RWA as of the end of the previous/current reporting periods	Represents RWA at quarter-end
Regulatory adjustment	Indicates the difference between RWA and RWA (end of day) at beginning and end of period
RWA as of the previous/current quarters end (end of day)	For a given component (e.g., VaR) it refers to the RWA that would be computed if the snapshot quarter end amount of the component determines the quarter end RWA, as opposed to a 60-day average for regulatory
Movement in risk levels	Represents movements due to position changes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Market risk RWA movements
The following table presents the 1Q23 flow statement explaining the variations in the market risk RWA determined under an internal models approach (IMA).
MR2 – Risk-weighted assets flow statements of market risk exposures under an IMA
1Q23	Regulatory VaR	Stressed VaR	IRC	Other	[1]	Total
CHF million
Risk-weighted assets at beginning of period	3,846	4,458	1,580	3,339		13,223
Regulatory adjustment	(900)	780	(491)	66		(545)
Risk-weighted assets at beginning of period (end of day)	2,946	5,238	1,089	3,405		12,678
Movement in risk levels	(1,598)	(2,612)	106	374		(3,730)
Model and parameter updates	380	(26)	0	(234)		120
Foreign exchange impact	(32)	(46)	(14)	(43)		(135)
Risk-weighted assets at end of period (end of day)	1,696	2,554	1,181	3,502		8,933
Regulatory adjustment	456	531	108	(172)		923
Risk-weighted assets at end of period	2,152	3,085	1,289	3,330		9,856
1 Risks not in VaR.
Market risk RWA under an IMA decreased CHF 3.4 billion to CHF 9.9 billion compared to the end of 4Q22, primarily due to decreases in regulatory VaR and stressed VaR reflecting a decrease in average risk levels, mainly due to de-risking of our securitized products portfolio within the Capital Release Unit.

Additional regulatory disclosures
Key prudential metrics
Most line items in the following table reflects the view as if the Group was not a systemically important financial institution.
KM1 - Key metrics
end of	1Q23	4Q22	3Q22	2Q22	1Q22
Capital (CHF million)
Swiss CET1 capital	49,401	35,290	34,423	37,049	37,713
Fully loaded CECL accounting model Swiss CET1 capital [1]	49,401	35,290	34,423	37,049	37,713
Swiss tier 1 capital	49,401	50,026	50,110	52,736	53,204
Fully loaded CECL accounting model Swiss tier 1 capital [1]	49,401	50,026	50,110	52,736	53,204
Swiss total eligible capital	49,401	50,026	50,110	53,217	53,676
Fully loaded CECL accounting model Swiss total eligible capital [1]	49,401	50,026	50,110	53,217	53,676
Minimum capital requirement (8% of Swiss risk-weighted assets) [2]	19,506	20,077	21,931	22,000	21,889
Risk-weighted assets (CHF million)
Swiss risk-weighted assets	243,826	250,963	274,138	274,997	273,609
Risk-based capital ratios as a percentage of risk-weighted assets (%)
Swiss CET1 capital ratio	20.3	14.1	12.6	13.5	13.8
Fully loaded CECL accounting model Swiss CET1 capital ratio [1]	20.3	14.1	12.6	13.5	13.8
Swiss tier 1 capital ratio	20.3	19.9	18.3	19.2	19.4
Fully loaded CECL accounting model Swiss tier 1 capital ratio [1]	20.3	19.9	18.3	19.2	19.4
Swiss total capital ratio	20.3	19.9	18.3	19.4	19.6
Fully loaded CECL accounting model Swiss total capital ratio [1]	20.3	19.9	18.3	19.4	19.6
BIS CET1 buffer requirements (%) [3]
Capital conservation buffer	2.5	2.5	2.5	2.5	2.5
Extended countercyclical buffer	0.110	0.080	0.026	0.025	0.023
Progressive buffer for G-SIB and/or D-SIB	1.0	1.0	1.0	1.0	1.0
Total BIS CET1 buffer requirement	3.610	3.580	3.526	3.525	3.523
Additional Swiss sectoral countercyclical buffer	0.250	0.235	0.227	–	–
CET1 capital ratio available after meeting the bank's minimum capital requirements [4]	12.3	9.6	8.1	9.0	9.3
Basel III leverage ratio (CHF million)
Leverage exposure	653,047	650,551	836,881	862,737	878,023
Basel III leverage ratio (%)	7.6	7.7	6.0	6.1	6.1
Fully loaded CECL accounting model Basel III leverage ratio (%) [1]	7.6	7.7	6.0	6.1	6.1
Liquidity coverage ratio (CHF million) [5]
High-quality liquid assets	118,086	119,954	226,839	234,931	225,572
Net cash outflows	66,488	83,202	118,144	123,312	114,869
Liquidity coverage ratio (%)	178	144	192	191	196
Net stable funding ratio (CHF million)
Available stable funding	297,340	343,158	425,622	428,764	430,894
Required stable funding	275,153	292,524	314,062	325,767	335,546
Net stable funding ratio (%)	108	117	136	132	128
1
The fully loaded US GAAP CECL accounting model excludes the transitional relief of recognizing CECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks”.

2 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding the BIS CET1 buffer requirements.
3
CET1 buffer requirements are based on BIS requirements as a percentage of Swiss risk-weighted assets and do not include the additional Swiss sectoral countercyclical capital buffer for mortgage loans that are directly or indirectly secured by residential real estate in Switzerland.

4
Reflects the CET1 ratio that is available for meeting buffer requirements. Calculated as the CET1 ratio less the BIS CET1 ratio minimum requirement of 4.5% and after considering, where applicable, CET1 capital that was used to meet the BIS additional tier 1 minimum requirement of 1.5% and/or the BIS tier 2 minimum requirement of 2% under Pillar 1.

5 Calculated using a three-month average, which is calculated on a daily basis.

> Refer to “Swiss capital requirements” (pages 3 to 4) for the systemically important financial institution view.
> Refer to “Capital metrics” (page 33) and “Leverage metrics” (page 33) in Additional financial metrics in the Credit Suisse Earnings Release 1Q23 for further information on movements in capital, capital ratios, risk-weighted assets and leverage ratios.
> Refer to “Liquidity metrics” (page 33) in Additional financial metrics in the Credit Suisse Earnings Release 1Q23 for further information on movements in the liquidity coverage ratio and the net stable funding ratio.
> Refer to “Swiss requirements” (pages 116 to 118) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Regulatory framework in the Credit Suisse Annual Report 2022 for further information on additional CET1 buffer requirements.
The following table presents information about available TLAC and TLAC requirements applied at the resolution group level, which is defined as Credit Suisse Group AG consolidated.
KM2 - Key metrics - TLAC requirements (at resolution group level)
end of	1Q23	4Q22	3Q22	2Q22	1Q22
CHF million
TLAC	97,887	99,143	97,398	96,896	101,177
Fully loaded CECL accounting model TLAC [1]	97,887	99,143	97,398	96,896	101,177
Swiss risk-weighted assets	243,826	250,963	274,138	274,997	273,609
TLAC ratio (%)	40.1	39.5	35.5	35.2	37.0
Fully loaded CECL accounting model TLAC ratio (%) [1]	40.1	39.5	35.5	35.2	37.0
Leverage exposure	653,047	650,551	836,881	862,737	878,023
TLAC leverage ratio (%)	15.0	15.2	11.6	11.2	11.5
Fully loaded CECL accounting model TLAC leverage ratio (%) [1]	15.0	15.2	11.6	11.2	11.5
Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No	No	No	No	No
Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No	No	No	No	No
If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with Excluded Liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with Excluded Liabilities and that would be recognized as external TLAC if no cap was applied (%)	N/A - refer to our response above	N/A - refer to our response above	N/A - refer to our response above	N/A - refer to our response above	N/A - refer to our response above
1
The fully loaded US GAAP CECL accounting model excludes the transitional relief of recognizing CECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks”.

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA.
> Refer to “Leverage metrics” (page 125) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2022 for further information on the calculation methodology.
> Refer to “Leverage metrics” (page 33) in Additional financial metrics in the Credit Suisse Earnings Release 1Q23 for further information on movements in leverage exposures.
LR1 - Summary comparison of accounting assets vs leverage ratio exposure
end of	1Q23
Reconciliation of consolidated assets to leverage exposure (CHF million)
Total consolidated assets as per published financial statements	540,291
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation [1]	(7,183)
Adjustments for derivatives financial instruments	39,719
Adjustments for SFTs (i.e. repos and similar secured lending)	3,162
Adjustments for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	74,337
Other adjustments	2,720
Leverage exposure	653,047
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

LR2 - Leverage ratio common disclosure template
end of	1Q23	4Q22
Reconciliation of consolidated assets to leverage exposure (CHF million)
On-balance sheet items (excluding derivatives and SFTs, but including collateral)	465,927	458,961
Asset amounts deducted from Basel III tier 1 capital	(5,056)	(6,163)
Total on-balance sheet exposures	460,871	452,798
Reconciliation of consolidated assets to leverage exposure (CHF million)
Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	10,697	12,967
Add-on amounts for PFE associated with all derivatives transactions	35,498	37,181
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	11,916	13,560
Deductions of receivables assets for cash variation margin provided in derivatives transactions	(11,583)	(12,562)
Exempted CCP leg of client-cleared trade exposures	(419)	(382)
Adjusted effective notional amount of all written credit derivatives	148,292	161,382
Adjusted effective notional offsets and add-on deductions for written credit derivatives	(145,614)	(157,403)
Derivative Exposures	48,787	54,743
Securities financing transaction exposures (CHF million)
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	70,084	69,568
Netted amounts of cash payables and cash receivables of gross SFT assets	(5,738)	(10,749)
Counterparty credit risk exposure for SFT assets	4,706	5,380
Securities financing transaction exposures	69,052	64,199
Other off-balance sheet exposures (CHF million)
Off-balance sheet exposure at gross notional amount	243,730	260,448
Adjustments for conversion to credit equivalent amounts	(169,393)	(181,637)
Other off-balance sheet exposures	74,337	78,811
Swiss tier 1 capital (CHF million)
Swiss tier 1 capital	49,401	50,026
Leverage exposure (CHF million)
Leverage exposure	653,047	650,551
Leverage ratio (%)
Basel III leverage ratio	7.6	7.7

Liquidity coverage ratio
Our calculation methodology for the liquidity coverage ratio (LCR) is prescribed by FINMA. For disclosure purposes our LCR is calculated using a three-month average which is measured using daily calculations during the quarter.
> Refer to “Liquidity metrics” (pages 109 to 110) and “Funding sources” (page 11) in III –Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2022 for further information on the Group’s liquidity coverage ratio including high quality liquid assets, liquidity pool and funding sources.
> Refer to “Leverage metrics” (page 33) in Additional financial metrics in the Credit Suisse Earnings Release 1Q23 for further information on movements in the liquidity coverage ratio.
LIQ1 - Liquidity coverage ratio
end of 1Q23	Unweighted value	[1]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		118,086
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	102,465		11,813
of which less stable deposits	102,465		11,813
Unsecured wholesale funding	124,192		43,546
of which operational deposits (all counterparties) and deposits in networks of cooperative banks	28,964		7,241
of which non-operational deposits (all counterparties)	61,246		31,124
of which unsecured debt	5,181		5,181
Secured wholesale funding	36,931		7,297
Additional requirements	141,776		29,417
of which outflows related to derivative exposures and other collateral requirements	47,890		11,257
of which outflows related to loss of funding on debt products	853		853
of which credit and liquidity facilities	93,033		17,307
Other contractual funding obligations	34,790		34,790
Other contingent funding obligations	189,159		2,319
Total cash outflows	–		129,182
Cash inflows (CHF million)
Secured lending	24,848		8,927
Inflows from fully performing exposures	44,310		20,123
Other cash inflows	33,644		33,644
Total cash inflows	102,802		62,694
Liquidity cover ratio (CHF million)
High-quality liquid assets	–		118,086
Net cash outflows	–		66,488
Liquidity coverage ratio (%)	–		178
Calculated based on an average of 64 data points in 1Q23.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.

List of abbreviations
A
A-IRB	Advanced-Internal Ratings-Based
AMA	Advanced Measurement Approach
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
C
CAO	Capital Adequacy Ordinance
CCP	Central counterparties
CCR	Counterparty credit risk
CDS	Credit default swap
CECL	Current expected credit loss
CET1	Common equity tier 1
CVA	Credit valuation adjustment
D
D-SIB	Domestic systemically important bank
F
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
G-SIB	Global systemically important bank
I
IAA	Internal Assessment Approach
IMA	Internal Models Approach
IMM	Internal Model Method
IRB	Internal Ratings-Based
IRC	Incremental Risk Charge
L
LCR	Liquidity coverage ratio
LRD	Leverage ratio denominator
N
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PFE	Potential future exposure
R
RNIV	Risks not in value-at-risk
RWA	Risk-weighted assets
S
SA	Standardized Approach
SA-CCR	Standardized Approach - counterparty credit risk
SEC-ERBA	Securitization External Ratings-Based Approach
SEC-IRBA	Securitization Internal Ratings-Based Approach
SEC-SA	Securitization Standardized Approach
SFT	Securities Financing Transactions
T
TLAC	Total loss-absorbing capacity
U
US GAAP	Accounting principles generally accepted in the US
V
VaR	Value-at-Risk

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our statements as to the proposed transaction between Credit Suisse and UBS;
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “may,” “could,” “achieves,” “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. Additionally, many of these factors are beyond our control. These factors include, but are not limited to:
■ the consummation of the proposed transaction between Credit Suisse and UBS, and the timing and implementation thereof;
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
■ the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;
■ the impact of media reports and social media speculation about our business and its performance;
■ the extent of outflows of deposits and assets or future net new asset generation across our divisions;
■ our ability to improve our risk management procedures and policies and hedging strategies;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from the COVID-19 pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes;
■ our ability to achieve our announced comprehensive new strategic direction for the Group and significant changes to its structure and organization;
■ our ability to successfully implement the divestment of any non-core business;
■ the future level of any impairments and write-downs resulting from strategy changes and their implementation;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;
■ political, social and environmental developments, including climate change and evolving ESG-related disclosure standards;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to protect our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2022 and in “Risk factors” in Credit Suisse in our 1Q23 Earnings Release.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
credit-suisse.com